Filed by Option Care Health, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Amedisys, Inc.

Commission File No.: 000-24260

Explanatory Note: The following is an email communication made by Option Care Health, Inc. to investors and analysts on May 3, 2023.

SUBJECT: Option Care Health Q1 Earnings and Combination with Amedisys

NAME,

As you may have seen, we just issued two press releases with our Q1 earnings results and combination with Amedisys in an all-stock transaction that values Amedisys at approximately $3.6 billion, including the assumption of net debt. We will be hosting a joint conference call with Amedisys at 5:30 pm ET this evening to discuss the transaction. You may access the live webcast of the conference call on our IR site or by dialing (800) 343-1703 in the U.S. or (785) 424-1116 internationally, Conference ID: 20972.

Here are a few highlights of our combination with Amedisys:

●	Amedisys’ strong presence in hospital at home, home health, hospice, palliative, and high-acuity care serves will enable us to expand and create a leading, independent platform for home and alternative site care.

●	We will be able to serve as a single provider partner that health system referral networks are looking for with offerings across the alternate site care spectrum.

●	Creates a scaled and unparalleled clinician team across broad professional specialties, including a workforce of more than 16,500 health care professionals.

●	Expected to generate annual run-rate synergies of approximately $75 million by year 3 following close, including approximately $50 million of cost synergies and approximately $25 million in incremental adjusted EBITDA from revenue synergies.

●	Enhances our financial profile and provides greater flexibility for future capital deployment.

The press releases can be found here. I am available over the next several days to discuss this news and our earnings with you at your convenience. If you’re interested, let me know your availability and I’d be happy to schedule a call.

Sincerely,

Mike

No Offer or Solicitation

This communication relates to the proposed merger (the “proposed transaction”) between Option Care Health, Inc. (“Option Care Health”) and Amedisys, Inc. (“Amedisys”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Option Care Health and Amedisys will file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including an Option Care Health registration statement on Form S-4 that will include a joint proxy statement of Option Care Health and Amedisys that also constitutes a prospectus of Option Care Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Option Care Health and Amedisys. INVESTORS AND SECURITY HOLDERS OF OPTION CARE HEALTH AND AMEDISYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Option Care Health or Amedisys through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Option Care Health will be available free of charge on Option Care Health’s internet website at https://investors.optioncarehealth.com or by contacting Option Care Health’s investor relations department at investor.relations@optioncare.com.  Copies of the documents filed with the SEC by Amedisys will be available free of charge on Amedisys’s internet website at https://investors.amedisys.com or by contacting Amedisys’s investor relations department at IR@amedisys.com.

Certain Information Regarding Participants

Option Care Health, Amedisys and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Option Care Health is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 7, 2023. Information about the directors and executive officers of Amedisys is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 27, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at Option Care Health or Amedisys as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include projections as to the anticipated benefits of the proposed transaction as well as statements regarding the impact of the proposed transaction on Option Care Health’s and Amedisys’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of Option Care Health’s and Amedisys’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Option Care Health’s and Amedisys’s control. Option Care Health’s, Amedisys’s and the combined company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Option Care Health or Amedisys or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of the combined company to maintain relationships with its patients, payers and providers and retain its management and key employees, (4) the ability of the combined company to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of the combined company to execute successfully its strategic plans, (7) the ability of the combined company to promptly and effectively integrate the Option Care Health and Amedisys businesses and (8) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in Option Care Health’s and Amedisys’s respective filings with the SEC, including the risk factors discussed in Option Care Health’s and Amedisys’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that prospective financial information for the combined businesses of Option Care Health and Amedisys is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This prospective financial information should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective financial information is indicative of the future performance of the combined company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this communication should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Amedisys and Option Care Health.

Any forward-looking statement made in this communication is based only on information currently available to Option Care Health and Amedisys and speaks only as of the date on which it is made. Option Care Health and Amedisys undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. You are cautioned not to rely on Option Care Health’s and Amedisys’s forward-looking statements.